Exhibit 99.1

Notice convening an extraordinary general meeting of Cadeler A/S

Copenhagen, 16 January 2024: The Board of Directors hereby convenes an extraordinary general meeting (“EGM”) of Cadeler A/S (the “Company” or “Cadeler”) to be held on Tuesday, 20 February 2024 at 9:00 a.m. (CET).

The Board of Directors convenes the EGM with the purpose of electing Emanuele Lauro and James Nish as new members to the Board of Directors of Cadeler and electing Emanuele Lauro as Vice Chairman in accordance with a recommendation received from Cadeler’s Nomination Committee following completion of Cadeler’s business combination with Eneti Inc. in end December 2023.

Agenda for the extraordinary general meeting

1.	The general meeting’s election of the chair of the extraordinary general meeting

2.	Election of two new members to the Board of Directors:

a.	Election of Emanuele Lauro

b.	Election of James Nish

3.	Election of Emanuele Lauro as Vice Chairman of the Board of Directors

4.	Proposal to amend article 2.9 of the Company’s Articles of Association to reflect that the address of Verdipapirsentralen ASA has changed

5.	Proposal to adopt a new article 6.7 to the Company’s Articles of Association to clarify that shareholders, including holders of American Depositary Shares, holding their shares or American Depositary Shares via a nominee are able to exercise their voting rights appropriately

Attached is the Notice convening an extraordinary general meeting containing the complete proposals including biographies for the two candidates.

Please see the attached file or visit the Company’s website: https://www.cadeler.com/en/investor-relations/general-meetings/.

Board candidates nominated for election at the EGM

As contemplated by the Business Combination Agreement between Cadeler and Eneti Inc. announced on 16 June 2023, the two board candidates, Emanuele Lauro and James Nish, were proposed by Eneti Inc. to Cadeler’s Nomination Committee. In 2013, Emanuele Lauro founded Scorpio Bulkers Inc., which in February 2021 was renamed Eneti Inc. and has since then served as both Chairman and Chief Executive Officer of Eneti Inc. James Nish has served as board member of Eneti Inc. (previously Scorpio Bulkers Inc.) since 2016 and Chairman of its Audit Committee since 2023.

Please see Appendix 1 to the notice to convene the EGM for a description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.

Notice convening an extraordinary general meeting of Cadeler A/S

The Board of Directors hereby convenes an extraordinary general meeting of Cadeler A/S, company registration (CVR) no. 31 18 05 03 (“Cadeler” or the “Company”), to be held on

Tuesday, 20 February 2024 at 9:00 (CET)

at the offices of Gorrissen Federspiel, Axel Towers, Axeltorv 2, 1609 Copenhagen V, Denmark.

Background

With reference to the stock exchange announcement dated 16 June 2023, the Company has announced that it has entered into a Business Combination Agreement (the “Business Combination Agreement”) with Eneti Inc. (“Eneti”). As announced in the stock exchange announcement dated 7 November 2023, the Company published a share exchange offer for all of the outstanding shares of common stock in Eneti (the “Exchange Offer”), for which final results were published in the stock exchange announcement dated 18 December 2023. Completion of the settlement of the Exchange Offer was announced in the stock exchange announcement dated 19 December 2023.

As stated in the above-mentioned stock exchange announcement dated 16 June 2023, it is contemplated by the Business Combination Agreement that, following completion of the Exchange Offer, two new members of the Board of Directors of Cadeler are to be proposed by Eneti to be nominated by the nomination committee of Cadeler (the “Nomination Committee”) and that one of such members nominated are to be nominated for election as Vice Chairman of the Board of Directors. Accordingly, the Board of Directors has decided to convene an extraordinary general meeting to be held with the purpose of electing Emanuele Lauro and James Nish as two new members to the Board of Directors of Cadeler nominated by the Nomination Committee and electing Emanuele Lauro as Vice Chairman.

Agenda

1.	The general meeting’s election of the chair of the extraordinary general meeting

2.	Election of two new members to the Board of Directors:

a.	Election of Emanuele Lauro

b.	Election of James Nish

3.	Election of Emanuele Lauro as Vice Chairman of the Board of Directors

4.	Proposal to amend article 2.9 of the Company’s Articles of Association to reflect that the address of Verdipapirsentralen ASA has changed

5.	Proposal to adopt a new article 6.7 to the Company’s Articles of Association to clarify that shareholders, including holders of American Depositary Shares, holding their shares or American Depositary Shares via a nominee are able to exercise their voting rights appropriately

***

Agenda with complete proposals

Item 1 – The general meeting’s election of the chair of the extraordinary general meeting

The Board of Directors proposes that the general meeting elects attorney-at-law Chantal Pernille Patel Simonsen as chair of the extraordinary general meeting.

Item 2 – Election of two new members to the Board of Directors

The Nomination Committee proposes that two new members are elected to the Board of Directors.

In accordance with the Business Combination Agreement, Eneti has proposed to the Nomination Committee that Emanuele Lauro is nominated as member and Vice Chairman of the Board of Directors and that James Nish is nominated as member of the Board of Directors. Emanuele Lauro has served as Chairman of Eneti’s Board of Directors since April 2013 and as Chief Executive Officer of Eneti since July 2013. James Nish has served as member of Eneti’s Board of Directors since January 2016 and chairman of its audit committee since 2023. The Nomination Committee has carefully considered the composition of the Board of Directors and unanimously agrees that the election of Emanuele Lauro and James Nish will benefit and contribute to the composition of the Board of Directors.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

Item 2.a – Election of Emanuele Lauro

The Nomination Committee proposes to elect Emanuele Lauro as a new member of the Board of Directors for a period until the Company’s annual general meeting to be held in 2025.

If Emanuele Lauro is elected as member of the Board of Directors, it is proposed that he is elected as Vice Chairman of the Board of Directors under item 3 below.

Item 2.b – Election of James Nish

The Nomination Committee proposes to elect James Nish as a new member of the Board of Directors for a period until the Company’s annual general meeting to be held in 2025.

If James Nish is elected as new member of the Board of Directors, it is expected that the Board of Directors will elect James Nish as Chair of the Audit Committee and that Andrea Abt will continue as member of the Audit Committee.

Item 3 – Election of Emanuele Lauro as Vice Chairman of the Board of Directors

With reference to the reasons presented under item 2, the Nomination Committee proposes that Emanuele Lauro, if elected to the Board of Directors under item 2.a, is elected as Vice Chairman of the Board of Directors for a period until the Company’s next annual general meeting to be held in 2024.

Please see Appendix 1 for a description of the qualifications of Emanuele Lauro, including information on other management positions held.

Item 4 – Proposal to amend article 2.9 of the Company’s Articles of Association to reflect that the address of Verdipapirsentralen ASA has changed

The Board of Directors has been informed that the address of Verdipapirsentralen ASA has been changed to Tollbugata 2, 0152 Oslo, Norway. Article 2.9 of the Company’s Articles of Association currently states Verdipapirsentralen ASA as Fred. Olsens gate 1, 0152 Oslo, Norway, and therefore, the Board of Directors proposes that article 2.9 of the Company’s Articles of Association is amended to not include the address of Verdipapirsentralen ASA.

The Board of Directors proposes that article 2.9 of the Company’s Articles of Association is amended as follows:

In Danish: “Selskabet har ikke udstedt aktiebreve. Aktierne er registreret hos og udstedt i dematerialiseret form gennem den norske Verdipapirsentralen, drevet af Verdipapirsentralen ASA, registreringsnummer 985 140 421. Udbytte udbetales gennem den norske Verdipapirsentralen i henhold til aftale mellem selskabet og DNB vedrørende føring af ejerbog. Rettigheder vedrørende aktierne skal anmeldes til den norske Verdipapirsentralen efter de herom gældende regler.”

In English: “The Company has not issued share certificates. The shares are registered with and issued in dematerialized book-entry form through the Norwegian Central Securities Depository (“Verdipapirsentralen”), operated by Verdipapirsentralen ASA, company registration number 985 140 421. Dividend is paid out through Verdipapirsentralen, pursuant to a registrar agreement entered into between the company and DNB. Rights concerning the shares shall be notified to Verdipapirsentralen in accordance with applicable rules.”

Item 5 – Proposal to adopt a new article 6.7 to the Company’s Articles of Association to clarify that shareholders, including holders of American Depositary Shares, holding their shares or American Depositary Shares via a nominee are able to exercise their voting rights appropriately

In connection with the Exchange Offer, it is contemplated that JPMorgan Chase Bank N.A. will, in its capacity as depositary, issue American Depositary Shares representing underlying shares of Cadeler, to shareholders of Eneti common stock that have validly tendered their shares of Eneti common stock in the Exchange Offer. In order to clarify that shareholders, including such holders of American Depositary Shares, holding their shares or American Depositary Shares via a nominee are able to exercise their voting rights appropriately, the Board of Directors proposes that the Company’s Articles of Association are amended.

The Board of Directors proposes that a new article 6.7 of the Company’s Articles of Association is adopted as follows:

In Danish: “En person, der er registreret i selskabets ejerbog som indehaver af aktier, og som handler erhvervsmæssigt på vegne af andre fysiske eller juridiske personer, herunder indehavere af American Depositary Shares, der repræsenterer aktier i selskabet, kan afgive stemmer, der ikke er identiske for alle sådanne aktier.”

In English: “A person registered in the Company’s register of shareholders as a holder of shares and acting in a professional capacity on behalf of other natural or legal persons, including holders of American Depositary Shares representing shares of the Company, may cast votes that are not identical for all such shares.”

-oOo-

Adoption requirements

Adoption of the proposals under agenda items 4 and 5 require at least 2/3 of the votes and of the share capital represented at the general meeting. The remaining proposals on the agenda may be adopted by a simple majority of votes.

Share capital and voting rights

As at the date hereof, the Company’s share capital amounts to nominally DKK 311,409,868 divided into 311,409,868 shares of DKK 1 each. Each share of DKK 1 is entitled to one vote.

The right of a shareholder to attend a general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholding and voting rights is calculated on the basis of entries in the shareholders’ register and any notice of ownership received by the Company for the purpose of registration in the shareholders’ register.

The record date is Tuesday, 13 February 2024.

Furthermore, attendance is subject to the shareholder having registered his/her participation by obtaining an admission card as described below.

How to obtain an admission card

Shareholders, who are entitled to attend the extraordinary general meeting and wish to attend the extraordinary general meeting, must order an admission card no later than on Friday, 16 February 2024 at 23:59 (CET).

An admission card may be ordered as follows:

•	by completing, signing and returning the registration form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor, by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder or his/her proxy holder may attend the general meeting together with an advisor, provided that notification of the advisor’s participation has been timely provided.

A confirmation of registration will be sent by email to the email address provided by the shareholder upon registration of participation. Confirmation of the registration must be presented at the extraordinary general meeting.

How to submit a proxy

Shareholders that have ordered an admission card may attend the extraordinary general meeting in person or by proxy. The proxy form (which is the same form used for voting by correspondence) is available on the Company’s website, https://www.cadeler.com/investor.

Proxy forms must be received by DNB Bank ASA, Registrar’s Department no later than Friday, 16 February 2024 at 12:00 (CET).

A proxy may be granted as follows:

•	by completing, signing and returning a proxy form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor) by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder can either vote by proxy or correspondence, but not both. The right to attend and vote by proxy must be evidenced by proper identification. To the extent proper identification of the shareholder is not presented, attendance and/or voting may be denied.

How to vote by correspondence (postal voting)

Shareholders who are entitled to participate in the extraordinary general meeting are also entitled to vote by correspondence. The voting form (which is the same form used for granting a proxy) is available on the Company’s website, https://www.cadeler.com/investor.

Written votes must be received by DNB Bank ASA, Registrar’s Department no later than Friday, 16 February 2024 at 12:00 (CET).

A written vote may be submitted as follows:

•	by completing, signing and returning a vote by correspondence form (which may be downloaded from the Company’s website, https://www.cadeler.com/investor) by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

Webcast

The Company will in connection with the extraordinary general meeting make a live webcast of the extraordinary general meeting available to the shareholders requesting access hereto.

It will be possible to ask questions to the Company concerning the agenda during the webcast, however, it will not be possible to formally attend and vote through the webcast. Votes may be cast by proxy, voting by correspondence or in person as described above.

Shareholders, who wish to participate in the webcast, must submit a written request via email to InvestorRelations@cadeler.com no later than Friday, 16 February 2024 at 23:59 (CET).

For more information, please see the information sheet at the Company’s website: https://www.cadeler.com/investor.

Additional information

Until and including the date of the general meeting, the following additional information will be available on the Company’s website, https://www.cadeler.com/investor:

•	Notice of the general meeting, including the agenda and the complete proposals.

•	Any other documents to be presented at the general meeting.

•	Other documents for the use of the extraordinary general meeting, including the proxy/voting by correspondence form and the registration form.

•	The total number of shares and voting rights on the date of the notice.

Information concerning matters in relation to personal data protection is available on the Company’s website, and reference is made to the Company’s Policy on personal data and cookies and Information on matters in relation to personal data protection.

On the day of the general meeting, the doors and registration of participation will open at 8:30 (CET).

Questions from the shareholders

Shareholders may ask questions to the Board of Directors and the Executive Management at the extraordinary general meeting. Prior to the general meeting, shareholders may submit questions concerning the agenda or the documents to be considered at the general meeting in writing to the Company by email to InvestorRelations@cadeler.com or by post to Investor Relations, Cadeler A/S, Arne Jacobsens Allé 7, 7., 2300 Copenhagen S, Denmark.

Language

The general meeting will be conducted in English in accordance with article 4.8 of the Company’s Articles of Association.

Personal data

The Company processes personal information about its shareholders as part of the administration of the Company’s register of shareholders and other communications. The following information is processed: Name, address, contact information, share account number, shareholding and participation in events. Furthermore, the general meeting may be transmitted by webcast. You can read more about how the Company processes personal information in the Company’s information sheet on data protection in connection with general meetings, which is available on the Company’s website, https://www.cadeler.com/investor.

Copenhagen, 16 January 2024

Cadeler A/S

The Board of Directors

Appendix 1

Candidates for the Board of Directors

	Proposed elected as member and Vice Chairman	Proposed elected as member

	Emanuele Lauro Born 1978, Italian	James Nish Born 1958, United States
Indenpendency assessment	Non-independent	Independent
Board commitees	▪ N/A	▪ N/A
Other appointments and board positions

▪ Scorpio Tankers Inc. (Chairman), Scorpio Holdings Limited (Director), Member of the London Advisory Board-Fordham University, New York, USA, Monaco Chamber of Shipping (President).

▪ Scorpio Tankers Inc. (Chief Executive Officer), Scorpio Holdings Limited (Chief Executive Officer).

▪ Gibraltar Industries, Inc. (Chairman of Audit Committee and Capital Structure and Asset Management Committee), Alert360 Home Security Business (Lead Director).
Special qualifications

▪ Mr. Lauro has extensive experience within the shipping industry and has held various senior management positions in the industry.

▪ Mr. Lauro is the founder of Scorpio Tankers Inc., and he has experience with founding and developing several ventures, including e.g. the Scorpio Pools, which became a leading ship manager of more than 250 vessels in the international markets. In 2013, Mr. Lauro founded Scorpio Bulkers Inc., which in February 2021 was renamed Eneti Inc. and has since then served as both Chairman and Chief Executive Officer of Eneti Inc.

▪ Mr. Lauro has a degree in international business from the European Business School, London.

▪ Mr. Nish has over 30 years of experience in investment banking, serving clients across a variety of international industrial markets.

▪ Mr. Nish has served as board member of Eneti Inc. since 2016 and Chairman of its Audit Committee since 2023. Since 2015, Mr. Nish has served as a board member and Chairman of the Audit Committee of Gibraltar Industries, Inc., a manufacturer of products serving the renewable energy, home improvement and infrastructure markets, and he was also appointed as Chairman of Gibraltar Industries, Inc.’s Capital Structure and Asset Management Committee in 2018. Mr. Nish has also served as the Lead Director of Alert360, a provider of home automation and security services and products, since 2014.

▪ Mr. Nish is a certified public accountant and adjunct professor at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.